05036931

SECU[...] SION
Washington, [...]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 South Columbia
(No. and Street)

Grand Forks (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian H Kraft (701) 795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300 (Address) Grand Forks (City) ND (State) 58201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian H. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public, State of North Dakota
My Commission Expires September 20, 2008
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

Signature

President

Title

Karen L Durkin

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 18, 2005

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4683 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2004 and 2003

ASSETS	2004	2003
CURRENT		
Cash and Cash Equivalents	$ 486,976	$ 145,819
Marketable Securities	381,309	306,637
Interest Receivable	2,824	2,190
Due From Affiliate		34,057
Commission Receivable	86,381	78,672
Deferred Income Taxes	1,226	1,605
Total Current Assets	$ 958,716	$ 568,980
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(132,582)	(121,030)
Net Property and Equipment	$ 15,689	$ 27,241
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
Prepaid Expenses	17,980	15,205
Total Other Assets	$ 272,995	$ 270,220
TOTAL ASSETS	$ 1,247,400	$ 866,441
LIABILITIES		
CURRENT		
Accrued Expenses	$ 91,386	$ 52,591
Due to Affiliate	111,582	
Total Current Liabilities	$ 202,968	$ 52,591
LONG-TERM		
Deferred Taxes	$ 24,028	$ 19,435
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(580,511)	(806,500)
Total Stockholder's Equity	$ 1,020,404	$ 794,415
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,247,400	$ 866,441

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 1,217,209	$ 851,113
Investment Income	12,615	13,059
Total Revenue	$ 1,229,824	$ 864,172
EXPENSES		
Employee Compensation and Benefits	$ 540,354	$ 533,917
Education and Training	5,725	6,181
Occupancy Costs	48,451	68,649
Communications and Data Processing	76,184	71,084
Advertising and Promotion	14,151	49,723
Brokerage, Exchange and Clearance Fees	144,436	165,198
Other Operating Expenses	57,980	34,401
Total Expenses	$ 887,281	$ 929,153
INCOME (LOSS) BEFORE INCOME TAXES	$ 342,543	$ (64,981)
Income Tax Expense (Benefit)	116,554	(22,290)
NET INCOME (LOSS)	$ 225,989	$ (42,691)

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2002	$ 1	$ 1,600,914	$ (763,809)	$ 837,106
Net Loss 2003			(42,691)	(42,691)
BALANCE DECEMBER 31, 2003	$ 1	$ 1,600,914	$ (806,500)	$ 794,415
Net Income 2004			225,989	225,989
BALANCE DECEMBER 31, 2004	$ 1	$ 1,600,914	$ (580,511)	$ 1,020,404

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES		
Net Income (Loss)	$ 225,989	$ (42,691)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	11,552	13,334
Deferred Income Taxes	4,972	4,488
Losses on Investments	12,289	4,358
Effects on Operating Cash Flows Due to Changes in:		
Investments	(86,961)	82,821
Commissions Receivable	(7,680)	(12,017)
Taxes Payable	145,610	
Due from Affiliates		(7,725)
Interest Receivable	(634)	2,344
Prepaid Expenses	(2,775)	(325)
Accrued Expenses	38,795	(5,231)
NET CASH USED BY OPERATING ACTIVITIES	$ 341,157	$ 39,356
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	145,819	106,463
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 486,976	$ 145,819

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully-disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $5,721 and $46,506 for the years ended December 31, 2004 and 2003, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents includes amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker/dealer in order to enter into transactions with them. At December 31, 2004, the amount of cash restricted for RBC Dain was $100,000 and $96,161 at Legg Mason. At December 31, 2003 the amount of restricted cash was $101,672 at Legg Mason.

NOTE 3 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2004 and 2003 are as follows:

	12-31-04	12-31-03
Obligations of U.S. Government	$381,309	$306,637

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2004 and 2003 amounted to $48,768 and $13,768 respectively.

The facilities occupied by Alerus Securities Corporation are owned by affiliated companies. The leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $48,451 and $68,649 for the years ended December 31, 2004 and 2003, respectively.

A schedule of future minimum lease payments by year is detailed below:

2005	$ 49,420
2006	50,409
2007	51,417
	$ 151,246

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2004 and 2003 were $18,005 and $20,760, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2004 and 2003 includes the following components:

	2004	2003
Current:		
Federal	$111,582	($26,779)
State		
Total	$111,582	($26,779)
Deferred:		
Federal	$4,972	$4,489
State		
	$4,972	$4,489
Total		
Total Current and Deferred:		
Federal	$116,554	($22,290)
State		
Total	$116,554	($22,290)

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2004 and 2003. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2004 and 2003.

	2004	2003
Deferred Tax Assets		
State Net Operating Loss Carryforwards	$19,251	$46,305
Accrued Flexible Time Off	1,454	1,902
Net Current Deferred Tax Asset	$20,705	$48,207
Deferred Tax Liabilities		
Depreciation	$3,940	$6,656
Goodwill Amortization	24,538	16,378
Net Long-Term Deferred Tax Liability	$28,478	$23,034
Net Long-Term Assets (Liabilities)		
Before Valuation Allowance	($7,773)	$25,174
Valuation Allowance	(15,029)	(43,004)
Net Deferred Tax Liabilities	($22,802)	($17,830)

The Company files a consolidated Federal income tax return with its parent and affiliated companies. Amounts payable by or (due to) the Company in connection with filing a consolidated Federal income tax return amounted to $111,582 at December 31, 2004 and $(26,779) at December 31, 2003.

The Company has state net operating loss carry forwards of $849,204, which expire in varying amounts between 2004 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Management has recorded a valuation allowance of $46,730 for this deferred tax asset.

NOTE 7 GOODWILL

In December 1998, the Corporation acquired the assets of a business, which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2004 was $64,864. The value of the goodwill at December 31, 2004 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002 and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment at June 30, 2004. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2004 and 2003.

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $11,553 and $13,334 in 2004 and 2003, respectively.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2004, the Company had net capital of $718,639, which was $468,639 in excess of its required net capital of $250,000.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2004

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2004

Total Stockholder's Equity Qualified for Net Capital		$1,020,404
Deductions and Charges		
Non-Allowable Assets		
Acquisition Goodwill	$255,015	
Furniture and Equipment- Net	15,689	
Prepaid Expenses	17,981	
Deferred Taxes		288,685
Net Capital Before Haircuts onSecurities Positions		$731,719
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$13,080	
Money Market Funds and Other		13,080
NET CAPITAL		$718,639
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$10,200
Brokerage Commissions Payable		30,750
Accrued Expenses on Employee Benefit Plans		23,208
Other Accounts Payable and Accrued Expenses		138,812
AGGREGATE INDEBTEDNESS		$202,970
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$250,000
Excess Net Capital at 1500%		$468,639
Excess Net Capital at 1000%		$698,342
Ratio of Aggregate Indebtedness to Net Capital		28.24%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as Reported in Company's Part II (unaudited FOCUS Report)		$718,639
Current Deferred Tax Asset Reported Net with Liabilities on FOCUS		
Net Capital Annual Report		$718,639

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.